02052294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

PE 8/1/02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST, 20 02

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAUL EARDLEY
(Registrant)

Date 19 AUGUST 2002 By Paul Eardley
(Signature) *

809 – 19 August 2002

SPIRENT PLC
NOTIFICATION OF INTERIM RESULTS

Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, intends to announce its interim results for the six months to 30 June 2002 on Wednesday 28 August 2002 before the opening of the UK market.

Nicholas Brookes, Chief Executive, Eric Hutchinson, Finance Director and My Chung, Group President, Spirent Communications will host a results presentation at 09.00 BST on Wednesday 28 August 2002. The presentation will be webcast via the Spirent plc website at www.spirent.com/investors.

An analysts conference call will also be held at 16.00 BST/11.00 EDT on that day.

- ends -

Enquiries

Investor Relations		
Catherine Nash	Spirent plc	+44 (0)1293 767676
Media		
Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Lauren Teggelaar	Brunswick (New York)	+1 212 333 3810

About Spirent

Spirent plc is an international network technology company providing state-of-the-art solutions with a focus on high growth activities. Our Communications group unites leading edge performance analysis technology with network operations expertise, enabling customers to accelerate the development, deployment and assurance of next-generation network equipment and services worldwide. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.